PRO RATA SURRENDER CHARGE
             ENDORSEMENT

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Endorsed on this policy as of its Date of Issue.


1. This policy is changed in the following way:

   During the first five policy years a pro rata surrender charge will apply only to that part of a requested reduction in the Face Amount of Insurance that, taken together with all previous requested reductions in the Face Amount of Insurance, exceeds 20% of the initial Face Amount of Insurance. Also, during such years the definition of numerator A on Page 13 of this policy shall read:

          where A -- Represents the reduction in the Face Amount of Insurance to which a surrender charge will be applied; plus the sum of all requested and approved prior reductions in the Face Amount of Insurance (as described in sections 1 and 2 of "Changing the Face Amount of Insurance or the Death Benefit Option" on Page 7); minus the part of such prior reductions on which a pro rata surrender charge was previously made; minus the sum of all requested and approved prior increases in the Face Amount of Insurance; minus 20% of the initial Face Amount of Insurance.


   After the fifth policy year there will be no pro rata surrender charges.

2. The table of maximum mortality charges is the "1980 CSO--A" table.


                   EQUITABLE VARIABLE LIFE INSURANCE COMPANY



/s/ Kevin Keefe                         /s/ Robert W. Barth
---------------                         -------------------    Chairman
Kevin Keefe       Secretary             Robert W. Barth        of the Board



S.87-289